Exhibit 99.2

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential Performance of Wipro Limited for Quarter ended June 30, 2011 Suresh Senapaty Executive Director and Chief Financial Officer July 20, 2011

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 2 © 2011 Wipro Ltd—Confidential Financial Summary for the Quarter ended June 30, 2011 (IFRS) Wipro Limited (Consolidated) Particulars Revenue Profits Before Interest & Tax Profits After Tax 8,564 1,495 1,335 18% 3% 1% Key Segmental Results IT Services IT Products Consumer Care & Lighting 6,405 1,006 755 16% 21% 18% 1,407 42 90 4% 26% 0.1% YoY Growth for the Qtr Particulars For the Quarter Rs. Crores Revenue for the Qtr Rs . Crores YoY Growth for the Qtr PBIT for the Qtr Rs. Crores YoY Growth for the Qtr

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 3 © 2011 Wipro Ltd—Confidential Highlights for the Quarter – IT Services •Reported Revenues at $1,408 Mn sequential growth of 0.5% •Margins at 22%, despite the headwind of salary increases effective Jun 1, 2011 •Gross Utilization improved by 80 bps to 69.7% •Volume growth of 1.8% •4 customers with Revenue greater than $100 million •Average revenue of Top 10 customers in excess of $100 million •49 new customer wins

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 4 © 2011 Wipro Ltd—Confidential IT Services—Revenue Dynamics for Quarter ending June 30, 2011 •Analytics and Information Management grew 8% sequentially and 33 % YoY •Business Application services grew 3% sequentially and 17% YoY •Product Engineering & Mobility grew 2% sequentially and 13% YoY •Consulting grew 38% YoY •APAC and other emerging markets grew 11% sequentially and clocked 42% YoY growth •Europe grew at 3% sequentially and 31% YoY •Energy and Utilities grew 14% sequentially and 54% YoY •Finance Solutions grew 1% sequentially and 16% YoY •Manufacturing and Hitech grew 7% YoY Service Lines Geographies Verticals Vertical Distribution % of Revenue Geographical Distribution % of revenue Americas53% India & Middle East business 9% Japan 1% Europe 29% APAC and Other Emerging Markets 8% Global Media & Telecom 17 % Finance Solutions 27% Manufacturing & Hitech 20 % Healthcare, Life Sciences & Services 10% Retail & Transportation 15% Energy & Utilities 12%

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 5 © 2011 Wipro Ltd—Confidential IT Services – Deal Wins Wipro has won a multi-year engagement with a top 10 universal bank for modernizing their core banking platform. This will involve replacement of their legacy platform by a new one with more contemporary technology. The bank has also chosen Wipro as their strategic partner for application development and maintenance work for their retail banking business. Wipro has entered into a multi-year outsourcing engagement with one of the world’s leading mail stream management companies for data center consolidation and provisioning of infrastructure on cloud based models. For one of UK’s largest Water and Sewerage Services organization, Wipro will provide end-to-end delivery of Applications & Infrastructure Managed Services and undertake a series of technology and process transformation initiatives to better align IT services to the customer’s business dynamics.

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 6 © 2011 Wipro Ltd—Confidential IT Services – Deal Wins Customers are increasingly looking to analytics to help them win in the world of constraints. Wipro partnered with a hi-tech manufacturing company to establish a quality analytics program. By integrating available data on products and components, the program can provide early visibility into product quality issues. Wipro has won a Price Optimization consulting engagement with a leading drug retailer in US. Through a partnership with Revionics, a leading provider of life cycle price optimization solutions, Wipro will bring its capabilities in Everyday Pricing and Markdown Optimization and deep expertise in retail domain to this engagement. Wipro has been chosen by one of largest food manufacturers in UK as a strategic IT partner. As part of the five year strategic relationship, Wipro will be responsible for supporting the SAP landscape for the customer. This partnership will achieve the strategic objective of standardizing systems and processes while reducing operating costs, achieving business productivity efficiencies and improving customer experience.

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 7 © 2011 Wipro Ltd—Confidential IT Services – Deal Wins The India and Middle East regions demonstrated strong wins across multiple segments. Wipro won a contract from the Jammu & Kashmir government under the Restructured Accelerated Power Development Reforms Program (R-APDRP) Wipro won a contract from Oriental Bank of Commerce, as the Enrolment Agency for the UID (Unique Identification Number) project enrolments for residents of Delhi & NCR, Punjab, Haryana and UP States. In a further boost to our Eco-energy and System Integration credentials, Wipro, along with Consolidated Construction Consortium Ltd (CCCL), entered into an engagement for end-to-end Networking and setting up of Intelligent Building Management System for ONGC’s (Oil and Natural Gas Corporation) corporate office.

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 8 © 2011 Wipro Ltd—Confidential Other Highlights Wipro Consumer Care and Lighting (WCCL) •Commodity price (non edible oil) witnessing some market correction from later part of Q1 and all segments of biz have started passing on higher input cost to consumers along with competition. Yardley is able to penetrate mass segment, clocking growth at around 100% in India. Recent acquisition of Aramusk brand will add on in our premium segment soap category. • Unza continue growing, outperforming in China and Malaysia. Brand focus concentrated, 3 brands contributes over 60% Biz. • Domestic Lighting segment is growing ahead of industry, with high contribution from CFL. • LED thrust in Commercial Lighting Business – have a large range. Wipro Infrastructure Engineering (WIN) • We are the world’s largest third-party manufacturer of hydraulic cylinders. We continue to see growth specifically in the Asia segment of our business, buoyed by strong fundamentals of the infrastructure engineering business. • We have strategically entered the Brazilian market with the acquisition of RKM Equipamentos Hidraulicos Ltd a. • We have also entered into an Agreement for Transfer of Technology ( ToT) and Manufacturing Workload with EADS subsidiary, CESA to enter the Aerospace and Defense segment

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 9 © 2011 Wipro Ltd—Confidential Looking ahead We expect the Revenue from our IT Services business to be in the range $1,436 Mn* to $1,464 Mn* Looking ahead For the quarter ending September 30, 2011 * Guidance is based on the following currency exchange rates: GBP/USD at 1.63 Euro/USD at 1.43, AUD/USD at 1.08, USD/INR at 44.90

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 10 Supplemental Data Key Operating Metrics of IT Services

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 11 © 2011 Wipro Ltd—Confidential Key Operating Metrics in IT Services for the Quarter ended June 30, 2011 Revenue Composition Global Media & Telecom Finance Solutions Manufacturing & Hitech Healthcare , Life Sciences & Services Retail & Transportation Energy & Utilities 16.8% 17.2% 17.1% 26.7% 26.7% 26.9% 19.7% 19.7% 21.5% 10.2% 10.5% 10.7% 15.0% 15.7% 14.9% 11.6% 10.2% 8.9% Particulars Q1 12 Q4 11 Q1 11 Americas Europe Japan India & Middle East business APAC & Other Emerging Markets 53.0% 53.9% 57.3% 28.6% 28.0% 25.4% 1.1% 1.5% 1.5% 9.0% 9.1% 9.0% Geography Composition 8.3% 7.5% 6.8% Number of employees Net Additions 126,490 122,385 112,925 People related 4,105 2,894 4,854

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential 12 © 2011 Wipro Ltd—Confidential Key Operating Metrics in IT Services for the Quarter ended June 30, 2011 Customer Concentration Top Customer Top 5 Top 10 Active Customers No. of New Customers Repeat Business & Utilities Particulars Q1 12 Q4 11 Q1 11 FPP Revenue Mix Off Shore Revenue Mix 3.3% 3.1% 2.9% 10.9% 11.4% 10.9% 19.4% 19.7% 19.8% 937 904 858 49 68 22 99.3% 96.9% 99.6% 47.0% 47.8% 44.6% 47.6% 48.8% 47.8% Customer Size Distribution $ 100 Mn+ $ 75 Mn + $ 50 Mn + $ 20 Mn + $ 10 Mn + $ 5 Mn + $ 1 Mn + 4 3 2 12 12 9 24 22 17 69 68 58 118 117 100 195 180 165 438 429 434

WIPRO

Applying Thought

© 2011 Wipro Ltd—Confidential Suresh Senapaty Executive Director and CFO suresh.senapaty@wipro.com Thank You